SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 29, 2014
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON SEPTEMBER 29, 2014, DRAWN UP IN SUMMARY FORMAT.

Corporate Taxpayer’s ID (CNPJ): 33.042.730/0001-04

Company Registry (NIRE): 35300396090

1.         Date:             September 29, 2014.

2.         Time:             8:00 a.m.

3.         Venue:           Av. Brigadeiro Faria Lima, nº 3400 – 20º andar, in the city and state of São Paulo.

4.        Attendance:   Benjamin Steinbruch, Antonio Francisco dos Santos,Yoshiaki Nakano, Fernando Perrone, Antonio Bernardo Vieira Maia and Luis Felix Cardamone Neto – Board Members, and Claudia Maria Sarti – Secretary of the Meeting. Some of the Board Members attended via conference call.

5.         Agenda: 5.1. – Opening of the Company’s Share Buyback program.

6.         Resolutions: 6.1. – Opening of the Company’s Share Buyback Program - The Board unanimously approved a new Share Buyback Program, whereby the acquired shares will be held in treasury for subsequent sale or cancellation, in accordance with article 3 of CVM Instruction 10/80, via transactions on the Stock Exchange, using the following brokers: Itaú Corretora de Valores S.A., Av. Brigadeiro Faria Lima, 3400 – 10º andar, in the city of São Paulo; BTG Pactual Corretora de Mercadorias Ltda., Av. Brigadeiro Faria Lima, 3477 – 10º andar, in the city of São Paulo; Spinelli S.A. Corretora de Valores Mobiliários e Cambio, Av. Brigadeiro Faria Lima, 1355, 4 º andar, Pinheiros, in the city and state of São Paulo; and Itaú USA Securities Inc., 767 5th Avenue – 50th Floor, in the city and state of New York. The program is limited to the acquisition of up to 56,369,755 Company shares at some time between September 29, 2014 and December 29, 2014, inclusively. The acquisition price of the shares shall not exceed their respective price on the stock exchange. Pursuant to article 5 of CVM Instruction 10/80, the company’s free float totals 631,610,554 shares. The Company’s purpose is to maximize the creation of shareholder value through efficient capital structure management and the monitoring of market volatility. The Board of Directors granted the Board of Executive Officers powers to take all the necessary measures to implement the resolution taken herein, including defining the date to begin the share buyback program approved herein.

There being no further business to address, the meeting was adjourned for the drawing up of these minutes, which were read, approved and signed by all attending members.

I hereby certify that the resolutions transcribed herein are faithful to the original minutes filed in the Company’s headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

________________________________

Claudia Maria Sarti
Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 29, 2014

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.